Mail Stop 4561

May 13, 2009

Mr. Jeffery W. Yabuki
President and Chief Executive Officer
Fiserv, Inc.
255 Fiserv Dr.
Brookfield, WI 53045

      Re: Fiserv, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 27, 2009
              Form 10-Q for the Quarterly Period Ended March 31, 2009
              File No. 000-14948

Dear Mr. Yabuki:

      We have reviewed the above-referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Total Revenues, page 25

1.   We note your risk factor disclosure on page 11 that if you are not successful in achieving high renewal rates and favorable contract terms, your results of operations and financial condition may be adversely affected. We also note that in your fourth quarter 2008 earnings conference call presentation you quantify the impact of re-pricing of your contract with Bank of America and float on your quarterly and annual internal growth rates. Please tell us how you considered discussing whether such pricing actions represent a known trend or uncertainty that you reasonably expect will have a material impact on revenues as well as describing and quantifying how your results have been impacted by pricing pressures in the current economic environment. Refer to Item 303(a)(3)(ii) and (iii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

2.   In addition, we note your statement that the internal revenue growth rate in the Financial segment during 2008 was negatively impacted by slower discretionary spending by your financial institution clients. Please tell us whether you consider this to be a trend you reasonably expect to have a material impact on revenues and how you considered corresponding disclosure.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Intangible Assets, page 41

3.   We note your statement on page 15 of your Form 10Q for the fiscal quarter ended March 31, 2009 that you earned $15 million in contract termination revenues in your financial segment in the first quarter of fiscal 2008. Additionally, as noted above, you appear to have re-priced certain of your contracts in fiscal 2008. In light of these developments, please tell us how you have considered the impact of the current economic environment on the estimated useful life of your customer related intangible assets. See paragraph 14 of SFAS 142.

Note 4. Dispositions, page 45

4.   We note your disclosure that Fiserv ISS accepts retirement account deposits from clients and invests the funds in investment grade securities. Please tell us the following regarding your remaining Fiserv ISS operations:

- The subsidiary that is custodian for the retirement account deposits and whether this subsidiary is a FDIC member;
- The subsidiary that transacts the investment instructions;
- Identify any investment advisor or sub-advisor and explain that entity's role in managing and administering the retirement account investments;
- The specific type of self-directed retirement accounts, including separate description if there are more than one type of deposit account;
- Clarify if all of the remaining Fiserv ISS retirement accounts are FDIC insured. We note no related disclosure in your Government Regulation disclosure on page 9;
- Describe any limitations on the nature of investments that the account holders may invest in;
- Describe how returns on and of investments, including dividends, interest, and capital gains are handled;
- Whether Fiserv offers any guarantees for return of principal invested or specified returns on the retirement accounts;
- Whether the investments reported on the company's books are the specific investments that the account holders directed the company to invest in. In this regard, we note that while you state Fiserv ISS is the custodian of "self-directed" IRAs, you also state that Fiserv ISS invests funds received as retirement account deposits in investment grade securities, which appears to imply you are controlling the investment decisions; and
- If these are the specific investments directed by the account holders, explain why you previously accounted for these as held-to-maturity investments.

Note 8. Lease, Commitments and Contingencies, page 53

5.   In your disclosure regarding the Stambler litigation you disclose that a number of financial institution defendants in the cases have requested indemnification from Fiserv. Please explain to us the nature and terms of existing indemnification agreements that would provide for such indemnifications. Tell us how you considered the disclosure requirements of FIN 45 and FSP FIN 45-1, as applicable.

Form 10-Q for the Quarterly Period Ended March 31, 2009

Condensed Consolidated Financial Statements

Notes to Condensed Consolidated Financial Statements

General

6.   We note your February 23, 2009 press release that all of the company's businesses have been unified under the new Fiserv brand. Please tell us your consideration of the impact of this re-branding on your trade names intangible assets, including any impact on valuation and estimated useful lives. Refer to paragraphs 11 – 17 of SFAS 142.

Note 3. Dispositions, page 4

7.   You disclose that notwithstanding the restructuring of the transaction, the assets proposed to be sold to Robert Beriault Holdings Inc. ("Holdings") pursuant to the transaction agreements are substantially similar to the assets that were to be disposed of under the first amended and restated stock purchase agreement. Please tell us the specific assets and liabilities to be sold pursuant to the new transaction agreements, and identify any differences between what was provided for under the previous agreement with Holdings.

8.   We note that the Second Amended and Restated Stock Purchase Agreement and the Asset Purchase Agreement filed as Exhibit 2.1 and 2.2, respectively, to your Form 8-K filed April 21, 2008 contain certain indemnifications. Please describe and quantify for us the terms of indemnification agreements. As part of your response, tell us how you considered disclosing these indemnification agreements in your Form 10-Q, particularly with respect to the specific litigation matters mentioned in Section 2.2.2 of each agreement.

9.   We note news articles regarding a $1 billion class action complaint filed against Fiserv alleging that funds from the self-directed retirement accounts were invested in Bernard Madoff's firm without their knowledge. We further note news articles regarding the amended lawsuit alleging that an investment consultant sub-advised the Fiserv retirement account funds and issued several warnings about Bernard Madoff's firm. Please tell us how you considered the disclosure requirements of AU Section 560 with respect to these pending legal matters.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449, or Mark Shannon, Staff Accountant, at (202) 551-3299 if you have any questions regarding comments. If you need further assistance, you may contact me at (202) 551-3226.

Sincerely,

Craig Wilson
Sr. Asst. Chief Accountant